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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            MECKLERMEDIA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          INTERNET WORLD MEDIA, INC.;
                               PENTON MEDIA, INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  584007-10-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                                PRESTON L. VICE
                             SENIOR VICE PRESIDENT
                               PENTON MEDIA, INC.
                           1100 SUPERIOR AVENUE, N.E.
                             CLEVELAND, OHIO 44114
                                 (216) 696-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:
                              CHRISTOPHER M. KELLY
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

                                OCTOBER 7, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------
                           CALCULATION OF FILING FEE

                  Transaction Valuation(1)                                      Amount of Filing Fee(2)
                        $284,603,883                                                    $56,921

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid: ------------------------------    Filing party: ------------------------------------------
Form or registration no.: ------------------------------  Date filed: --------------------------------------------

     Note: The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

                        (Continued on following page(s))
                              (Page 1 of 8 Pages)
---------------

(1) This amount assumes the purchase at $29.00 per share, pursuant to the Offer to Purchase, of all the 9,109,542 shares of common stock (the "Shares") of Mecklermedia Corporation outstanding as of October 6, 1998, 699,885 of the Shares issuable upon exercise of certain options and 4,500 of the Shares issuable upon exercise of certain warrants.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the Bidders.
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

                             SCHEDULE 14D-1 AND 13D

   CUSIP NO. 584007-10-8                                          PAGE 2 OF 8

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Penton Media, Inc.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
           OO  (See Item 4)
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON**
           2,381,120
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)**
           26% of the Shares issued and outstanding as of October 6,
           1998.
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------

** See Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement;
   Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender, Voting and Option Agreement, dated October 7, 1998, among, Penton Media, Inc., Internet World Media, Inc., Mecklermedia Corporation and Alan M. Meckler.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 14D-1 AND 13D

   CUSIP NO. 584007-10-8                                          PAGE 3 OF 8

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Internet World Media, Inc.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
           OO  (See Item 4)
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON**
           2,381,120
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)**
           26% of the Shares issued and outstanding as of October 6,
           1998.
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------

** See Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement;
   Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender, Voting and Option Agreement, dated October 7, 1998, among, Penton Media, Inc., Internet World Media, Inc., Mecklermedia Corporation and Alan M. Meckler.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 14D-1 relates to the offer by Internet World Media, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Penton Media, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Mecklermedia Corporation, a Delaware corporation (the "Company"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent.

     This Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares pursuant to the Tender, Voting and Option Agreement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Mecklermedia Corporation. The address of its principal executive offices is 20 Ketchum Street, Westport, Connecticut 06880.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with the Company," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is made to the information set forth in Section 11 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with the Company," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") and Section 12 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Directors of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with the Company," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in the "Introduction" and Section 15 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Introduction," "Special Factors--Background of the Offer; Contacts with the Company," and Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("The Merger Agreement; Tender, Voting and Option Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company") and
Section 14 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated October 15, 1998
(a)(2)  Letter of Transmittal
(a)(3)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees
(a)(4)  Form of Letter to Clients for Use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees
(a)(5)  Notice of Guaranteed Delivery
(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)  Press release issued by Parent on October 8, 1998
(a)(8)  Form of Summary Advertisement, dated October 15, 1998
(b)(1) Financing Commitment Letter dated October 7, 1998, by and among Parent, DLJ Capital Funding, Inc., DLJ Bridge Finance,
        Inc. and Donaldson, Lufkin & Jenrette Securities Corporation
(c)(1) Confidentiality Agreement between Parent and the Company, dated September 23, 1998
(c)(2)  Letter agreement between Parent and the Company, dated
        September 25, 1998
(c)(3) Agreement and Plan of Merger, dated as of October 7, 1998 by and among the Company, the Purchaser, Parent and Alan M.
        Meckler
(c)(4) Tender, Voting and Option Agreement, dated October 7, 1998 by and among Parent, the Purchaser, the Company and Alan M.
        Meckler
(d)     Not applicable
(e)     Not applicable
(f)     Not applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1998
                                          PENTON MEDIA, INC.

                                          By:       /s/ PRESTON L. VICE

                                            ------------------------------------
                                            Name: Preston L. Vice
                                            Title: Senior Vice President

                                          INTERNET WORLD MEDIA, INC.

                                          By:       /s/ PRESTON L. VICE

                                            ------------------------------------
                                            Name: Preston L. Vice
                                            Title: Secretary

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated October 15, 1998
(a)(2)    Letter of Transmittal
(a)(3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(4)    Form of Letter to Clients for Use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees
(a)(5)    Notice of Guaranteed Delivery
(a)(6)    Guidelines of the Internal Revenue Service for Certification
          of Taxpayer Identification Number on Substitute Form W-9
(a)(7)    Press release issued by Parent on October 8, 1998
(a)(8)    Form of Summary Advertisement, dated October 15, 1998
(b)(1)    Financing Commitment Letter, dated October 7, 1998, by and among Parent, DLJ Capital Funding, Inc., DLJ Bridge Finance,
          Inc. and Donaldson, Lufkin & Jenrette Securities Corporation
(c)(1)    Confidentiality Agreement between Parent and the Company,
          dated September 23, 1998
(c)(2)    Letter agreement between Parent and the Company, dated
          September 25, 1998
(c)(3)    Agreement and Plan of Merger dated as of October 7, 1998 by and among the Company, the Purchaser, Parent and Alan M.
          Meckler
(c)(4)    Tender, Voting and Option Agreement, dated October 7, 1998 by and among Parent, the Purchaser, the Company and Alan M.
          Meckler
(d)       Not applicable
(e)       Not applicable
(f)       Not applicable